August 12, 2008

VIA EDGAR

Karen J. Garnett (Mail Stop 4561)

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	PowerShares DB Commodity Index Tracking Fund
Form 10-K for the year ended December 31, 2007
File No. 001-32726

Dear Ms. Garnett:

Thank you for your comment letter dated August 1, 2008 (the “Comment Letter”) addressed to Kevin Rich, Chief Executive Officer of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) for PowerShares DB Commodity Index Tracking Fund (the “Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. As noted below, I discussed the Comment Letter by telephone with your colleague, Byron Cooper, Esq., on Monday, August 4, 2008.

In addition to the Fund, the Managing Owner also serves in the same capacity with respect to PowerShares DB G10 Currency Harvest Fund, PowerShares DB US Dollar Index Bullish Fund, PowerShares DB US Dollar Index Bearish Fund, PowerShares DB Energy Fund, PowerShares DB Oil Fund, PowerShares DB Precious Metals Fund, PowerShares DB Gold Fund, PowerShares DB Silver Fund, PowerShares DB Base Metals Fund and PowerShares DB Agriculture Fund (collectively, the “DB Funds”). Because responses 1 and 3 below are equally applicable to each of the DB Funds, the Managing Owner intends to incorporate responses 1 and 3 into all future annual and quarterly reports for each of the DB Funds.

Ms. Karen J. Garnett

August 12, 2008

Item 1. Business, page 1

1.	Please provide a summary of your futures portfolio holdings by sector as of the end of the fiscal year. Identify each sector and disclose the dollar amount held in that sector as well as the percentage of your total futures holdings. Also, please clarify the amount and percentage of your assets that are deposited as margin on futures contracts and the amount and percentage invested in treasuries and other fixed-income securities as of the end of the fiscal year.

Response:

Based on my conversation with Mr. Cooper, we understand that disclosure of additional information under Item 1 in the Form 10-K for the year ended December 31, 2008 relating to the Index would, in part, satisfy the above comment. We suggest inserting the subsection “Index Composition” from the section “Description of the Deutsche Bank Liquid Commodity Index-Optimum Yield Excess ReturnTM” from page 29 of the Fund’s currently effective prospectus dated May 1, 2008. That section is set forth below for your convenience.

“Index Composition

The Index is composed of notional amounts of each of the Index Commodities. The notional amounts of each Index Commodity included in the Index are broadly in proportion to historical levels of the world’s production and supplies of the Index Commodities. The closing level of the Index is calculated on each business day by the Index Sponsor based on the closing price of the futures contracts for each of the Index Commodities and the notional amount of such Index Commodity.

The Index is rebalanced annually in November to ensure that each of the Index Commodities is weighted in the same proportion that such Index Commodities were weighted on July 31, 1988, or the Base Date. The following table reflects the index base weights, or Index Base Weights, of each Index Commodity on the Base Date:

Index Commodity	Index Base Weight (%)
Light, Sweet Crude Oil	35.00
Heating Oil	20.00

Ms. Karen J. Garnett

August 12, 2008

Index Commodity	Index Base Weight (%)
Aluminum	12.50
Gold	10.00
Corn	11.25
Wheat	11.25

Closing Level on Base Date:	100.00

The Index has been calculated back to the Base Date. On the Base Date, the closing level was 100.

The Index Commodities are traded on the following futures exchanges: Light, Sweet Crude Oil and Heating Oil: New York Mercantile Exchange; Aluminum: The London Metal Exchange Limited; Gold: Commodity Exchange Inc., New York; and Corn and Wheat: Board of Trade of the City of Chicago Inc.

The composition of the Index may be adjusted in the event that the Index Sponsor is not able to calculate the closing prices of the Index Commodities.

The Index includes provisions for the replacement of futures contracts as they approach maturity. This replacement takes place over a period of time in order to lessen the impact on the market for the futures contracts being replaced. With respect to each Index Commodity, the Master Fund employs a rule-based approach when it ‘rolls’ from one futures contract to another. Rather than select a new futures contract based on a predetermined schedule (e.g., monthly), each Index Commodity rolls to the futures contract which generates the best possible ‘implied roll yield.’ The futures contract with a delivery month within the next thirteen months which generates the best possible implied roll yield will be included in the Index. As a result, each Index Commodity is able to potentially maximize the roll benefits in backwardated markets and minimize the losses from rolling in contangoed markets.

In general, as a futures contract approaches its expiration date, its price will move towards the spot price in a contangoed market. Assuming the spot price does not change, this would result in the futures contract price decreasing and a negative implied roll yield. The opposite is true in a backwardated market. Rolling in a contangoed market will tend to cause a drag on an Index Commodity’s contribution to the Fund’s return while rolling in a backwardated market will tend to cause a push on an Index Commodity’s contribution to the Fund’s return.

Ms. Karen J. Garnett

August 12, 2008

If the Managing Owner determines in its commercially reasonable judgment that it has become impracticable or inefficient for any reason for the Master Fund to gain full or partial exposure to any Index Commodity by investing in a specific futures contract that is a part of the Index, the Master Fund may invest in a futures contract referencing the particular Index Commodity other than the specific contract that is a part of the Index or, in the alternative, invest in other futures contracts not based on the particular Index Commodity if, in the commercially reasonable judgment of the Managing Owner, such futures contracts tend to exhibit trading prices that correlate with a futures contract that is a part of the Index.

The Index is calculated in USD on both an excess return (unfunded) and total return (funded) basis.

The futures contract price for each Index Commodity will be the exchange closing prices for such Index Commodity on each weekday when banks in New York, New York are open, or Index Business Days. If a weekday is not an Exchange Business Day (as defined in the following sentence) but is an Index Business Day, the exchange closing price from the previous Index Business Day will be used for each Index Commodity. “Exchange Business Day” means, in respect of an Index Commodity, a day that is a trading day for such Index Commodity on the relevant exchange (unless either an Index disruption event or force majeure event has occurred).

On the first New York business day, or Verification Date, of each month, each Index Commodity futures contract will be tested in order to determine whether to continue including it in the Index. If the Index Commodity futures contract requires delivery of the underlying commodity in the next month, known as the Delivery Month, a new Index Commodity futures contract will be selected for inclusion in the Index. For example, if the first New York business day is May 1, 2008, and the Delivery Month of the Index Commodity futures contract currently in the Index is June 2008, a new Index Commodity futures contract with a later Delivery Month will be selected.

For each underlying Index Commodity in the Index, the new Index Commodity futures contract selected will be the Index Commodity futures contract with the best possible “implied roll yield” based on the closing price for each eligible Index Commodity futures contract. Eligible Index Commodity futures contracts are any Index Commodity futures contracts

Ms. Karen J. Garnett

August 12, 2008

having a Delivery Month (i) no sooner than the month after the Delivery Month of the Index Commodity futures contract currently in the Index, and (ii) no later than the 13th month after the Verification Date. For example, if the first New York business day is May 1, 2008 and the Delivery Month of an Index Commodity futures contract currently in the Index is therefore June 2008, the Delivery Month of an eligible new Index Commodity futures contract must be between July 2008 and July 2009. The implied roll yield is then calculated and the futures contract on the Index Commodity with the best possible implied roll yield is then selected. If two futures contracts have the same implied roll yield, the futures contract with the minimum number of months prior to the Delivery Month is selected.

After the futures contract selection, the monthly roll for each Index Commodity subject to a roll in that particular month unwinds the old futures contract and enters a position in the new futures contract. This takes place between the 2nd and 6th Index Business Day of the month.

On each day during the roll period, new notional holdings are calculated. The calculations for the old Index Commodities that are leaving the Index and the new Index Commodities are then calculated.

On all days that are not monthly index roll days, the notional holdings of each Index Commodity future remains constant.

The Index is re-weighted on an annual basis on the 6th Index Business Day of each November.

The Index calculation is expressed as the weighted average return of the Index Commodities.”

Please note that the audited Consolidated Schedule of Investments on page 36 of the 2007 Form 10-K discloses the items requested in the first two sentences in the above comment. In response to the third sentence of the foregoing comment, we suggest including the following language under the sub-section “Fund Investment Overview” in Item 1 of future Forms 10-K:

“The Fund does not employ leverage. As of December 31, 200[_], the Fund has $[            ] or 100% of its holdings of cash, Treasury bills and other fixed-income securities on deposit with its FCM. Of this, $[            ] or [            ]% of the Fund’s holdings of cash, Treasury bills and other fixed-income securities are required to be deposited as margin in support of the

Ms. Karen J. Garnett

August 12, 2008

Fund’s long futures positions. For additional information, please see the audited Consolidated Schedule of Investments dated December 31, 2008 for a breakdown of the Fund’s portfolio holdings.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.	Refer to the performance summary and the chart on page 19. Please tell us why the chart reflects the returns of the DBLCI-OYTR instead of the Index. Also, we note that the DBLCI-OYTR consists of the Index plus 3 month U.S. Treasury obligations returns. Please tell us whether the total returns for DBLCI-OYTR shown in the table include returns on treasuries.

We bring to your attention the italicized language at the bottom of page 19 of the 2007 Form 10-K. You should note that changes in the levels of each of the Underlying Indices presented in the six rows of the table also are “TR” indices that include interest income from a hypothetical basket of U.S. Treasury securities. The Managing Owner has concluded that, in the current interest rate environment, results for the DBLCI-OYTR, which consists of the Index plus 3-month U.S. Treasury securities returns, are appropriate to use in the performance summary and the chart on page 19 because (i) the Fund must collateralize its futures positions with U.S. Treasury securities, (ii) the Index does not include a hypothetical basket of U.S. Treasury securities, but the DBLCI-OYTR does, and (iii) in the current interest rate environment, the Fund is expected to outperform the Index and underperform the DBLCI-OYTR (as a result of the fact that the Fund’s income from its holdings of U.S. Treasury securities exceeds the Fund’s expenses). Should the interest rate environment change materially, the Managing Owner expects to reconsider its conclusion.

Ms. Karen J. Garnett

August 12, 2008

For the Year Ended December 31, 2007 Compared to the Period Ended December 31, 2006, page 25

3.	We note that the results of operations disclosure recites changes in the share price, total return, and net asset value for the periods presented. Please expand the description of net asset performance to discuss the reasons for changes in value during the period resulting from fluctuations in the underlying indices. Also, if material, discuss the impact of changes in your investment returns on NAV.

Response:

Based on my conversation with Mr. Cooper, future filings on Form 10-K will include a narrative discussion of the contribution of each Index Commodity to the net return of the Index and the Fund for the reporting period. As an example, a narrative discussion of the results for 2007 might read as follows:

“Strong appreciation in the prices of crude oil, heating oil, gold, corn and wheat during 2007 more than offset falling prices for aluminum during 2007, contributing to an overall 32.57% increase in the level of the Index.”

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell

James C. Munsell

Enclosure

cc: Kevin Rich